Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
KBW, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-174999 on Form S-3 (as amended on February 24, 2012) (the “Registration Statement”) of KBW, Inc. of our reports dated February 25, 2011, with respect to the consolidated statements of financial condition of KBW, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of KBW, Inc. We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, New York
February 24, 2012